

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4631

August 20, 2009

Shannon Yan
Interim Chief Financial Officer
China Clean Energy, Inc.
20 Sterling Circle, Suite 204
Wheaton, Illinois 60187

> **Re: China Clean Energy, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2008
> File No. 333-149018**

Dear Ms. Yan:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief